SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34603

May 27, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of May 2022. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

June 21, 2022, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

General California Municipal Money Market Fund [File No. 811-04871]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 1, 2021, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $4,271 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 6, 2022.

Applicant's Address: james.bitetto@bnymellon.com.

General Government Securities Money Market Funds, Inc. [File No. 811-03456]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Dreyfus Treasury Securities Cash Management, and on May 11, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $241,982 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on May 10, 2022.

Applicant's Address: james.bitetto@bnymellon.com.

Nuveen California Municipal Value Fund 2 [File No. 811-22272]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen

California Municipal Value Fund, and on April 1, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $624,205 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on March 25, 2022.

Applicant's Address: mark.winget@nuveen.com.

Nuveen High Income 2020 Target Term Fund [File No. 811-23051]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 30, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $980 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on March 25, 2022, and amended on May 17, 2022.

Applicant's Address: mark.winget@nuveen.com.

Nuveen Maryland Quality Municipal Income Fund [File No. 811-07486]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen Quality Municipal Income Fund, and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $497,349 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on March 25, 2022.

Applicant's Address: mark.winget@nuveen.com.

Nuveen Michigan Quality Municipal Income Fund [File No. 811-06383]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen AMT-

Free Quality Municipal Income Fund, and on March 1, 2021 made a final distribution to its

shareholders based on net asset value. Expenses of $818,490 incurred in connection with the

reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on March 25, 2022.

Applicant's Address: mark.winget@nuveen.com.

Nuveen Municipal 2021 Target Term Fund [File No. 811-23102]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On February 26, 2021, and March 1, 2021, applicant made

liquidating distributions to its shareholders based on net asset value. Expenses of $5,890 incurred

in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on March 25, 2022, and amended on May 17, 2022.

Applicant's Address: mark.winget@nuveen.com.

Nuveen New Jersey Municipal Value Fund [File No. 811-22274]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. The applicant has transferred its assets to Nuveen AMT-

Free Municipal Value Fund, and on April 1, 2021 made a final distribution to its shareholders

based on net asset value. Expenses of $536,317 incurred in connection with the reorganization

were paid by the applicant, Nuveen Pennsylvania Municipal Value Fund, and the acquiring fund.

Filing Date: The application was filed on March 25, 2022.

Applicant's Address: mark.winget@nuveen.com.

Nuveen New York Municipal Value Fund 2 [File No. 811-22271]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. The applicant has transferred its assets to Nuveen New

York Municipal Value Fund, and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $556,207 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on March 25, 2022.

Applicant's Address: mark.winget@nuveen.com.

Nuveen Pennsylvania Municipal Value Fund [File No. 811-22273]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen AMT-Free Municipal Value Fund, and on April 1, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $536,317 incurred in connection with the reorganization were paid by the applicant, Nuveen New Jersey Municipal Value Fund, and the acquiring fund.

Filing Date: The application was filed on March 25, 2022.

Applicant's Address: mark.winget@nuveen.com.

Putnam American Government Income Fund [File No. 811-04178]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam Mortgage Securities Fund, and on April 18, 2018 made a final distribution to its shareholders based on net asset value. Expenses of $376,203 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on April 29, 2022.

Applicant's Address: timothy.cormier@ropesgray.com.

Putnam Global Natural Resources Fund [File No. 811-03061]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam Focused Equity Fund, and on June 19, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $298,621 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2022.

Applicant's Address: timothy.cormier@ropesgray.com.

Putnam Global Utilities Fund [File No. 811-05989]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam Focused International Equity Fund, and on June 12, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $628,990 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser, and the acquiring fund.

Filing Date: The application was filed on April 29, 2022.

Applicant's Address: timothy.cormier@ropesgray.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,

Assistant Secretary.